Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430
January 13, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:  Lincoln National Corporation
Form 10-Q for the Quarter Ended June 30, 2009
Form 10-Q for the Quarter Ended September 30, 2009
File No. 1-06028

Dear Mr. Rosenberg:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of December 4, 2009, concerning Lincoln National Corporation’s (“LNC” or the “Company”) Forms 10-Q for the quarters ended June 30, 2009, and September 30, 2009.  Our reply refers to the specific comments in the Staff’s letter.  In responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are the Staff’s comments and our responses:

Form 10-Q for the quarter ended June 30, 2009

Consolidated Statements of Cash Flows, page 4

1.
Refer to your response to our comment 2.  Please tell us the nature of the derivative investments classified as investing cash flows.  Please also tell us your basis for classifying gains and losses on derivative transactions related to your annuity and life insurance operations within operating cash flows but the related derivative collateral posting requirements within investing cash flows.

January 13, 2010
Re: Lincoln National Corp

Response:

We recognize cash outflows for purchases and cash proceeds received on the sale or maturities of all of our derivative investments as cash flows from investing activities on our Consolidated Statements of Cash Flows as these transactions represent acquiring and disposing of financial instruments with other enterprises.  However, we recognize cash collected or paid for interest on the derivative investments as cash flows from operating activities on our Consolidated Statements of Cash Flows as the results of these transactions are included in the determination of net income.  See Note 6 of our Form 10-Q for the quarter ended September 30, 2009, for details about these derivative instruments that are classified as derivative investments on our Consolidated Balance Sheet.

For our annuity and life insurance operations, we purchase and issue financial instruments and products that contain embedded derivative instruments, which are carried at fair value with changes in fair value reported in realized gain (loss) on our Consolidated Statements of Income.  Since we report our cash flows from operating activities on our Consolidated Statements of Cash Flows using the indirect method, the amount reported in realized gain (loss) on our Consolidated Statements of Income is one of the adjustments to net income to reconcile it to net cash flows from operating activities, which removes the effects of the changes in fair value of our embedded derivative instruments.  However, the payments or receipts upon settlement (e.g., claim payment) of our embedded derivative instruments are included within cash flows from operating activities on our Consolidated Cash Flows as the results of these transactions are included in the determination of net income

All of the cash received or paid related to changes in payables for collateral on derivative investments is invested in or expended out of cash and invested cash or investments, and these transactions represent acquiring and disposing of financial instruments with other enterprises as well; therefore, we also recognize these changes in payables for collateral on investments within cash flows from investing activities on our Consolidated Statements of Cash Flows.  However, we recognize the cash collected or paid for interest on the payables for collateral on derivative investments as cash flows from operating activities on our Consolidated Statements of Cash Flows as the results of these transactions are included in the determination of net income.

Note 5. Investments, page 14

2.
Refer to your response to our comment 4.  Even though there are numerous subjective and objective inputs involved in determining the amount of credit losses on your corporate bonds, we would expect there to be significant valuation inputs that can be quantified, such as credit spread ranges or weighted averages, etc.  Please revise your disclosure accordingly.  In addition, please quantify the significant inputs used to measure the amounts of your credit losses related to your ABS/CDO's.

January 13, 2010
Re: Lincoln National Corp

Response:

When we evaluate the amount of credit losses on our corporate bonds and ABS CDO portfolios, we do not generally quantify the implied credit spreads based upon the current market prices and yields as we do not believe this information, in isolation, represents an effective indicator of impairment.  The individual securities within our corporate bonds and ABS CDO portfolios are purchased at varying times, prices and yields and in different credit environments, and because of this, we believe that disclosing a range or weighted average for these portfolios would not aid investors in evaluating our credit losses.

However, we do quantify the weighted average credit ratings of our corporate bond and ABS CDO portfolios, which is one of the inputs we use in determining the recovery value.  Therefore, to address the Staff’s comment, we will update our disclosures in future filings, beginning with our Form 10-K for the year ended December 31, 2009, to include the following:

Determination of Credit Losses on Corporate Bonds and ABS CDOs

To determine recovery value of a corporate bond or ABS CDO, we perform analysis related to the underlying issuer including, but not limited to, the following:

•	Fundamentals of the issuer to determine what we would recover if they were to file bankruptcy versus the price at which the market is trading;
•	Fundamentals of the industry in which the issuer operates;
•
Earnings multiples for the given industry or sector of an industry that the underlying issuer operates within, divided by the outstanding debt to determine an expected recovery value of the security in the case of a liquidation;

•	Expected cash flows of the issuer (e.g., whether the issuer has cash flows in excess of what is required to fund its operations);
•	Expectations regarding defaults and recovery rates;
•	Changes to the rating of the security by a rating agency; and
•	Additional market information (e.g., if there has been a replacement of the corporate debt security).

As of September 30, 2009, we reviewed our corporate bond and ABS CDO portfolios for potential shortfall in contractual principal and interest based on numerous subjective and objective inputs.  The factors used to determine the amount of credit loss for each individual security, include, but are not limited to, near term risk, substantial discrepancy between book and market value, sector or company-specific volatility, negative operating trends and trading levels wider than peers.

Credit ratings express opinions about the credit quality of a security.  Securities rated investment grade, that is those rated BBB- or higher by Standard & Poor’s Rating Services or Baa3 or higher by Moody’s Investors Service, are generally considered by the rating agencies and market participants to be low credit risk.  As of September 30, 2009, 93% of the fair value of our corporate bond portfolio was rated investment grade.  As of September 30, 2009, our corporate bond portfolio rated below investment grade had an amortized cost of $3.5 billion and a fair value of $3 billion.  As of September 30, 2009, 89% of the fair value of our ABS CDO portfolio was rated investment grade.  As of September 30, 2009, our ABS CDO portfolio rated below investment grade had an amortized cost of $20 million and fair value $16 million.  Based upon the analysis discussed above we believed as of September 30, 2009 we would recover the amortized cost of each corporate bond and ABS CDO security.

For securities where we recorded an OTTI recognized in net income (loss) for the nine months ended September 30, 2009 the recovery as a percentage of amortized cost was 70% for corporate bonds and 32% for ABS CDOs.

January 13, 2010
Re: Lincoln National Corp

3.
Refer to your response to our comment 5.  Please disclose what other evidence was considered in determining that the unrealized loss related to your CMBS's, hybrid and redeemable preferred securities and corporate loan obligations were not other-than-temporarily-impaired, including the following for each security type:

1.	The estimated range and average period until recovery;
2.	The estimated range and average holding period to maturity;
3.	Current subordination level versus level when asset-backed structure was originated;
4.	Your ability to hold securities for a sufficient period to ensure recovery given that you have cash of $2.5 billion and total liabilities of $158 billion at June 30,2009; and
5.	Contractual and regulatory cash obligations.

Response:

The evaluation of our ability to hold securities for a sufficient period to ensure recovery should consider that the majority of our future contract benefit, other contract holder funds and long-term debt are long-term in nature.  We attempt to match such liabilities with long-term assets that have similar expected lives.  In addition, our $70 billion separate account liabilities as of September 30, 2009, were matched with the mutual fund assets (i.e., separate account assets) that are valued at fair value and available to be sold at any point in time to fund withdrawals made by our contract holders from the separate account liabilities.  To address the Staff’s comment, we will update our disclosures in future filings, beginning with our Form 10-K for the year ended December 31, 2009, to include the following refined disclosure (the information is ordered differently than your numbered comments as we believe the proposed order works best for our Form 10-K and 10-Q filings):

As described more fully below, we regularly review our investment holdings for OTTIs.  Based upon this review, the cause of the $4.3 billion decrease in our gross AFS securities unrealized losses for the nine months ended September 30, 2009, was attributable primarily to increased liquidity in several market segments and improved credit fundamentals (i.e., market improvement and narrowing credit spreads), partially offset by the cumulative adjustment resulting from the adoption of new accounting guidance related to the recognition of OTTI, which resulted in the $165 million increase in amortized cost in AFS securities as discussed in Note 2.  As discussed further below, we believed that the securities in an unrealized loss position as of September 30, 2009, were not other-than-temporarily impaired as we did not intend to sell these fixed maturity AFS securities and it is not more likely than not that we will be required to sell the fixed maturity AFS securities before recovery of their amortized cost basis, and we had the ability and intent to hold the equity AFS securities for a period of time sufficient for recovery.

January 13, 2010
Re: Lincoln National Corp

Our conclusion that it is not more likely than not that we will be required to sell the fixed maturity AFS securities before recovery of their amortized cost basis and the ability to hold the equity AFS securities for a period of time sufficient for recovery is based upon our asset-liability management process.  Management considers the following as part of the evaluation:

•	The current economic environment and market conditions;
•	Our business strategy and current business plans;
•	The nature and type of security, including expected maturities and exposure to general credit, liquidity, market and interest rate risk;
•	Our analysis of data from financial models and other internal and industry sources to evaluate the current effectiveness of our hedging and overall risk management strategies;
•
The current and expected timing of contractual maturities of our assets and liabilities, expectations of prepayments on investments and expectations for surrenders and withdrawals of life insurance policies and annuity contracts;

•	The capital risk limits approved by management; and
•	Our current financial condition and liquidity demands.

Based upon this evaluation as of September 30, 2009, management believed we had the ability to generate adequate amounts of cash from our normal operations (e.g., insurance premiums and fees and investment income) to meet cash requirements with a prudent margin of safety without requiring the sale of our temporarily-impaired securities.

For our fixed maturity AFS securities, we generally consider the following to determine that our unrealized losses are not other-than-temporarily-impaired:

•	The estimated range and average period until recovery;
•	The estimated range and average holding period to maturity;
•	Remaining payment terms of the security;
•	Current delinquencies and nonperforming assets of underlying collateral;
•	Expected future default rates;
•	Collateral value by vintage, geographic region, industry concentration or property type;
•	Subordination levels or other credit enhancements as of September 30, 2009 as compared to origination; and
•	Contractual and regulatory cash obligations.

As of September 30, 2009, the unrealized losses associated with our corporate bond securities were attributable primarily to commercial mortgage backed securities that were backed by commercial loans and individual issuer companies.  For our corporate bond securities with commercial loans as the underlying collateral, we evaluated the projected credit losses in the security and concluded that we had sufficient subordination or other credit enhancement when compared with our estimate of credit losses for the individual security and we expected to recover the entire amortized cost for each security.  For individual issuers, we performed detailed analysis of the financial performance of the issuer and determined that we expected to recover the entire amortized cost for each security.

As of September 30, 2009, the unrealized losses associated with our MBS and ABS CDOs were attributable primarily to collateral losses and credit spreads.  We assessed for credit impairment using a cash flow model as discussed above.  The key assumptions included default rates, severities and prepayment rates.  We estimated losses for a security by forecasting the underlying loans in each transaction.  The forecasted loan performance was used to project cash flows to the various tranches in the structure, as applicable.  Cash flow forecasts also considered, as applicable, independent industry analyst reports and forecasts, sector credit ratings and other independent market data.  Based upon our assessment of the expected credit losses of the security given the performance of the underlying collateral compared to our subordination or other credit enhancement, we expected to recover the entire amortized cost basis of each security.

January 13, 2010
Re: Lincoln National Corp

As of September 30, 2009, the unrealized losses associated with our hybrid and redeemable preferred securities were attributable primarily to wider credit spreads caused by illiquidity in the market and subordination within the capital structure as well as credit risk of specific issuers.  For our hybrid and redeemable preferred securities, we evaluated the financial performance of the issuer based upon credit performance and investment ratings and determined we expected to recover the entire amortized cost of each security.

Alternative Investments, page 134

4.
Refer to your response to our comment 7.  Please disclose the nature of the audit adjustments by asset class made in the current and prior periods similar to that provided in the table to your response.

Response:

Our alternative investments include investments in over 100 different partnerships and our investees did not provide us with the detail behind each adjustment.  We determined the adjustments by reference to preliminary financial statements received from the investees, as compared to final audited financial statements when they became available.  We have learned through discussions with our investees that audit adjustments recorded in 2009 related primarily to the adoption of SFAS 157 and refinements to the valuation techniques or models used by the investees within our portfolio, which was impacted by the continued deterioration of the financial markets.  We believe that favorable audit adjustments recorded in 2008 and 2007 were immaterial; therefore, we will not present the additional disclosures for those periods.  To address the Staff’s comment, we will disclose in our Form 10-K for the year ended December 31, 2009, the following:

Income (loss), after-tax, derived from our consolidated alternative investments by class (in millions) related to the impact of December 31, 2008 audit adjustments recorded during 2009 at the investee was as follows:

Venture capital	$(46)
Real estate	(12)
Oil and gas	(11)
Associated amortization of DAC, VOBA, DSI and DFEL	16
Income tax benefit	19
$(34)

We believe these December 31, 2008, audit adjustments recorded during 2009 for each of the asset classes related primarily to the adoption of SFAS 157 and refinements to the valuation techniques or models used by the investees within our portfolio, which was impacted by the continued deterioration of the financial markets.  During 2008 there was extreme volatility and disruption that affected the equity and credit markets and made it challenging to arrive at certain assumptions utilized in the investee company's valuation methodologies, which, in turn, determined the fair value of their respective portfolio companies.  Specifically, our understanding is that subjective assumptions such as forward-looking growth projections, discount rates utilized to present value expected future cash flows generated from the portfolio companies, among other items, were the focus of heavy debate and ultimately the net asset values of these particular investee companies were revised to reflect the downward revised valuations.

January 13, 2010
Re: Lincoln National Corp

Liquidity and Capital Resources, page 141

5.	Please disclose and quantify the reasons for changes in cash flows associated with collateral received from and posted with counterparties.

Response:

To address the Staff’s comment, we will update our disclosures in future filings, beginning with our Form 10-K for the year ended December 31, 2009, to state the following:

Our cash flows associated with collateral received from and posted with counterparties change as the market value of the underlying derivative contract changes.  As the value of a derivative asset declines (or increases), the collateral required to be posted by our counterparties would also decline (or increase).  Likewise, when the value of a derivative liability declines (or increases), the collateral we are required to post for our counterparties’ benefit would also decline (or increase).  During the nine months ended September 30, 2009, our payables for collateral on derivative investments declined by $2.1 billion as improvements in equity and credit markets resulted in reduced derivative fair values.  For additional information see “Credit Risk” in Note 6.

Form 10-Q for the quarter ended September 30, 2009

Consolidated Investments, Mortgage Loans on Real Estate, page 122

6.
Please disclose, in a table, mortgage loans on real estate grouped by current loan-to-value ratio, as appropriate, to provide informative disclosure about different levels of loan-to-value ratio.  For example, groupings could include loans classified as low, medium or high loan-to-value ratio with a note explaining the definition of low, medium and high.

Response:

To address the Staff’s comment, we will update our disclosures in future filings, beginning with our Form 10-K for the year ended December 31, 2009, to report the following (in millions):

	As of September 30, 2009
Loan-to-Value	Amount	%
Less than 65%	$4,856	66.7%
65% to 75%	2,087	28.7%
Greater than 75%	334	4.6%
	$7,277	100.0%

January 13, 2010
Re: Lincoln National Corp

Liquidity and Capital Resources, page 129

7.
You disclose that you triggered the net income covenant associated with LNC's capital securities test as a result of quarterly net losses and that you may continue to trigger the net income test in future quarters.  Please disclose the capital adequacy or net income and shareholders equity covenants, including the amounts and limits required for compliance, whether it is reasonably likely that you will be in violation of these covenants, the impact or reasonably likely impact of noncompliance, and any alternate sources of funding available.

Response:

In our Form 10-K for the year ended December 31, 2008, we disclose the following with respect to the capital securities:

Risk Factors

We will be required to pay interest on our capital securities with proceeds from the issuance of qualifying securities if we fail to achieve capital adequacy or net income and stockholders’ equity levels.

We have approximately $1.6 billion in principal amount of capital securities outstanding.  All of the capital securities contain covenants that require us to make interest payments in accordance with an alternative coupon satisfaction mechanism (“ACSM”) if we determine that one of the following triggers exists as of the 30th day prior to an interest payment date (“determination date”):

1. LNL’s RBC ratio is less than 175% (based on the most recent annual financial statement filed with the State of Indiana); or

2. (i) The sum of our consolidated net income for the four trailing fiscal quarters ending on the quarter that is two quarters prior to the most recently completed quarter prior to the determination date is zero or negative, and (ii) our consolidated stockholders’ equity (excluding accumulated other comprehensive income and any increase in stockholders’ equity resulting from the issuance of preferred stock during a quarter) (“adjusted stockholders’ equity”) as of (x) the most recently completed quarter and (y) the end of the quarter that is two quarters before the most recently completed quarter, has declined by 10% or more as compared to the quarter that is ten fiscal quarters prior to the last completed quarter (the “benchmark quarter”).

The ACSM would generally require us to use commercially reasonable efforts to satisfy our obligation to pay interest in full on the capital securities with the net proceeds from sales of our common stock and warrants to purchase our common stock with an exercise price greater than the market price.  We would have to utilize the ACSM until the trigger events above no longer existed, and, in the case of test 2 above, our adjusted stockholders’ equity amount has increased or has declined by less than 10% as compared to the adjusted stockholders’ equity at the end of the benchmark quarter for each interest payment date as to which interest payment restrictions were imposed by test 2 above.

January 13, 2010
Re: Lincoln National Corp

As a result of our net loss of $505 million in the quarter ended December 31, 2008, if we have net income of $232 million or less for the quarter ended March 31, 2009, we would trigger test 2(i) above with respect to the quarter ended September 30, 2009.  If our adjusted stockholders’ equity at each of the quarters ended March 31 and September 30, 2009, as compared to the benchmark quarter (March 31, 2007) declines by 10% or more, we would trigger tests 2(ii)(x) and (y) above.  In such a case, we would trigger the ACSM for at least our interest payments on November 17, 2009, of $28 million and January 20, 2010, of $5 million.

If we were required to utilize the ACSM and were successful in selling sufficient common shares or warrants to satisfy the interest payment, we would dilute the current holders of our common stock.  Furthermore, while a trigger event is occurring and if we do not pay accrued interest in full, we may not, among other things, pay dividends on or repurchase our capital stock.  Our failure to pay interest pursuant to the ACSM will not result in an event of default with respect to the capital securities, nor will a nonpayment of interest, unless it lasts for ten consecutive years, although such breaches may result in monetary damages to the holders of the capital securities.

The calculations of RBC, net income (loss) and adjusted stockholders’ equity are subject to adjustments and the capital securities are subject to additional terms and conditions as further described in supplemental indentures filed as exhibits to our Forms 8-K filed on March 13, 2007, May 17, 2006, and April 20, 2006.

Note 13

Certain Debt Covenants on Capital Securities

Our $1.6 billion in principal amount of capital securities outstanding contain certain covenants that require us to make interest payments in accordance with an alternative coupon satisfaction mechanism (“ACSM”) if we determine that one of the following triggers (“trigger events”) exists as of the 30th day prior to an interest payment date (“determination date”):

•	LNL’s risk-based capital ratio is less than 175% (based on the most recent annual financial statement filed with the State of Indiana); or
•
The sum of our consolidated net income for the four trailing fiscal quarters ending on the quarter that is two quarters prior to the most recently completed quarter prior to the determination date is zero or negative; and

•
Our consolidated stockholders’ equity (excluding accumulated other comprehensive income and any increase in stockholders’ equity resulting from the issuance of preferred stock during a quarter) (“adjusted stockholders’ equity”) as of the most recently completed quarter and the end of the quarter that is two quarters before the most recently completed quarter, has declined by 10% or more as compared to the quarter that is ten fiscal quarters prior to the last completed quarter (the “benchmark quarter”).

January 13, 2010
Re: Lincoln National Corp

The ACSM would generally require us to use commercially reasonable efforts to satisfy our obligation to pay interest in full on the capital securities with the net proceeds from sales of our common stock and warrants to purchase our common stock with an exercise price greater than the market price.  We would have to utilize the ACSM until the trigger events no longer existed.  Our failure to pay interest pursuant to the ACSM will not result in an event of default with respect to the capital securities nor will a nonpayment of interest unless it lasts for ten consecutive years, although such breaches may result in monetary damages to the holders of the capital securities.”

Form 10-Q for the quarter ended September 30, 2009

In our Form 10-Q for the quarter ended September 30, 2009, we referenced interested persons to the Form 10-K disclosures set forth above, and therefore, do not believe it is necessary to repeat them in each Form 10-Q filing.  Furthermore, in the Form 10-Q, we have disclosed whether it is reasonably likely that we will trigger these covenants.  We disclose that we have triggered the net income test, but because of our recent equity offerings, we will avoid the shareholders’ equity trigger looking forward to the quarters ending December 31, 2009 and March 31, 2010, and therefore not trigger the ASCM covenants.  Finally, because triggering the ASCM covenants would generally require us to use commercially reasonable efforts to satisfy our obligation to pay interest on the capital securities with the net proceeds from sales of our common stock and warrants to purchase our common stock and would not require that we make any cash outlays, we do not believe that a discussion of alternative sources of liquidity are relevant to the capital securities discussion.

****
If you have any questions regarding our response, please contact me directly at (484) 583-1430.

Sincerely,

/s/ Douglas N. Miller
Douglas N. Miller
Vice President & Chief Accounting Officer

cc:           Frederick J. Crawford, Executive Vice President & Chief Financial Officer